EXHIBIT 99.9

Crowe MacKay LLP
1100 – 1177 West Hastings Street
Vancouver, BC V6E 4T5
Main +1 (604) 687-4511
Fax +1 (604) 687-5805
www.crowemackay.ca

Consent

of Independent Registered (Withdrawal Pending) Public Accounting Firm

We consent to the use of our report, dated March 30, 2023, relating to the financial statements (the “Report”) of New Found  Gold Corp. (the “Company”) included in this annual report on Form 40-F. We also consent to the incorporation by reference of the Report in the Registration Statement on Form F-10 of the Company (File No. 333-266285).

/s/ Crowe Mackay LLP

Chartered Professional Accountants
Vancouver, Canada
March 21, 2024